Exhibit 99.2

HYDROGENICS CORPORATION

FORM OF PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE “MEETING”)
SCHEDULED TO BE HELD ON WEDNESDAY, MAY 13, 2009
at 1:00 p.m. (Eastern Time) at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario

This form of proxy is solicited by or on behalf of management of Hydrogenics Corporation
(the “Company”) pursuant to the management proxy circular dated March 24, 2009 (the “Circular”)

The undersigned registered shareholder of the Company hereby appoints DARYL WILSON, President and Chief Executive Officer or, failing him, NORMAN M. SEAGRAM, Chairman of the Board of Directors, all being directors and/or officers of the Company, or instead of either of them,                                   , or in his absence,                                     , as his, her or its true and lawful attorney and proxyholder, with full power of substitution, in the same manner, to the same extent, and with the same power as if the undersigned was present, to attend and otherwise act on behalf of the undersigned as directed below in respect of the matters identified below and any other matters that may properly come before the Meeting or any and all adjournments or postponements thereof and to vote all common shares (“Shares”) of the Company which the undersigned is entitled to vote thereat as directed below.

(1)           To VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ or, if no specification is made, VOTE FOR, the reappointment of PricewaterhouseCoopers LLP as auditors of the Company and the authorization of the Audit Committee of the Board of Directors to fix their remuneration;

(2)		VOTE FOR	WITHHOLD FROM VOTING
	Douglas S. Alexander	☐	☐
	Michael Cardiff	☐	☐
	Joseph Cargnelli	☐	☐
	Henry J. Gnacke	☐	☐
	V. James Sardo	☐	☐
	Norman M. Seagram	☐	☐
	Daryl Wilson	☐	☐

If no specification is made, VOTE FOR each of the above director nominees; and

(3)           To VOTE FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR, the approval of a resolution amending the Company’s articles of incorporation to consolidate its issued and outstanding Shares, in the form set forth in Appendix A to the Circular.

The Shares represented by this proxy will, if the instructions are certain, be voted or withheld from voting in accordance with the directions of the undersigned on any ballot or poll that may be called for and, if the undersigned specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

This proxy confers authority to vote in the proxyholder’s discretion with respect to amendments or variations of matters identified in the accompanying Notice of Meeting and with respect to other matters which properly may come before the Meeting and any adjournments or postponements thereof.

DATED this        day of                 , 2009.

Signature of shareholder or authorized representative	Print name and title of authorized representative, if applicable

Print name of shareholder	Number of Shares

NOTES:

(1)                                  Please date this proxy.  If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Company.

(2)                                  If you are an individual, please sign exactly as your Shares are registered. If the shareholder is a company or similar entity, this proxy must be executed by a duly authorized officer or attorney of the shareholder. In the case of joint shareholders, each must sign. If the shareholder is a trust, this proxy must be executed by all trustees or other duly authorized person(s). If Shares are registered in the name of an executor, administrator, general partner or trustee, please sign exactly as the Shares are registered and evidence of authority to sign must be attached to the proxy. If the Shares are registered in the name of a deceased, the name of the deceased must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature, and evidence of authority to sign must be attached to this proxy. In many cases, Shares beneficially owned by a holder (a “Non-registered Owner”) are registered in the name of a securities dealer or broker or other intermediary, or a depository (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Non-registered Owners should review the section entitled “Solicitation of Proxies and Voting Instructions — Non-registered Owners” in the Circular and carefully follow the instructions provided.

(3)                                  The individuals named in this form of proxy are representatives of management of the Company and are directors and/or officers of the Company.  Registered shareholders have the right to appoint a person, other than the nominees designated above, to attend and act on their behalf at the Meeting and may exercise such right by inserting the name of their nominee in the blank space(s) provided for that purpose above or by completing another proper form of proxy. Such other person need not be a shareholder.

(4)                                  To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company (Toll-free: 1 (866) 781-3111) at P.O. Box 721, Agincourt, Ontario M1S 0A1, or sent via fax to (416) 368-2502, no later than 5:00 p.m. (Toronto time) on Monday, May 11, 2009, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed meeting.  Failure to properly complete or deposit a proxy may result in its invalidation.  The time limit for the deposit of proxies may be waived by the Board of Directors in its discretion without notice.

(5)                                  Once this form of proxy has been signed by the appropriate signatory and deposited in accordance with the instructions above, any proxy previously delivered by the signatory hereto shall be revoked.

(6)                                  Reference is made to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.